

October 17, 2023

Morgan Callagy
Co-Chief Executive Officer
Revelstone Capital Acquisition Corp.
14350 Myford Road
Irvine, CA 92692

       Re: Revelstone Capital Acquisition Corp.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed September 27, 2023
            File No. 333-274049

Dear Morgan Callagy:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

Amendment No. 1 to Form S-4 filed on September 27, 2023

Merger Consideration; Earnout Consideration, page 22

1.   We note your response to prior comment 8, and your revised disclosure that the Closing Adjustment will only be used to issue more or less shares of Revelstone Common Stock, as the case may be, calculated using the Reference Price, if the Closing Debt is less or more than $14,970,000, respectively. Please revise to clarify whether the issuance of any such shares would be in addition to the 5,703,000 shares of Class A common stock referenced in this section. If so, please revise to quantify such additional shares and tell us whether you intend to register the issuance of such shares under the Securities Act.

Treatment of Convertible Notes, page 23

2.   We note your response to prior comment 9. Please disclose the number of shares of common stock that may be issuable under the SJ Fund Convertible Note, and how such amount is determined.

Risks Related to Revelstone, page 62

3.   We note your response to prior comment 17. Please revise your disclosure to discuss whether your waiver of the corporate opportunities doctrine in your existing charter impacted your search for an acquisition target. In addition, we note your disclosure that the proposed Amended Charter waives any interest or expectancy of the Combined Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. However, this does not appear to be consistent with the proposed amended charter set forth in Annex B, or your disclosures regarding the proposal to eliminate the current limitations in place on the corporate opportunity doctrine. Please revise.

We may be deemed a "foreign person" under the regulations relating to CFIUS, page 66

4.   We note your response to prior comment 19, and your disclosure that you do not believe that any of your current officers or your Sponsor constitutes a "foreign person" under CFIUS rules and regulations. With a view toward disclosure, please also tell us whether anyone or any other entity associated with or otherwise involved in the transaction, such as Set Jet, Inc., is, is controlled by, or has substantial ties with a non-U.S. person.

Background of the Business Combination, page 90

5.   We note your response to prior comment 22 and your disclosure on page 91 that in June of 2022, Bank of America advised Revelstone that they were withdrawing as advisor and that they waive any future entitlement to $4,042,500 as deferred underwriters' fee. Please tell us whether Bank of America was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement. In addition, please disclose whether Bank of America assisted in the preparation or review of any materials reviewed by Revelstone's board of directors or management and whether Bank of America has withdrawn its association with those materials and notified Revelstone of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Bank of America's resignation indicates it is not willing to have the liability associated with such work in this transaction.

6.   Please provide us with any correspondence between Bank of America and Revelstone relating to the firm's resignation. In addition, please provide us with the engagement letter between Revelstone and Bank of America. Please disclose any ongoing obligations of Revelstone pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and

discuss the impacts of those obligations on Revelstone in the registration statement.

7. Please provide us with a letter from Bank of America stating whether it agrees with the statements made in your prospectus related to their withdrawal and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Bank of America and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Bank of America does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Bank of America refused to discuss the reasons for its withdrawal and forfeiture of fees, if applicable, with management. Clarify whether Bank of America performed substantially all the work to earn its fees.

8. Please discuss the potential impact on the transaction related to the resignation of Bank of America.

Certain Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of Set Jet Common Stock, page 131

9. We note your response to prior comment 19, and your disclosure that Snell & Wilmer L.L.P. has delivered an opinion that the Business Combination "should" qualify as a "reorganization" within the meaning of Section 368(a) of the Code. If the opinion is subject to uncertainty, please obtain and file a revised tax opinion that explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Non-GAAP Financial Measure - Adjusted EBITDA Loss, page 181

10. We have read your response to prior comment 37. Refer to your disclosure on page 181 that states, "Pre-operating costs are associated with pandemic delays in FAA certifications of aircraft and vendor delays in refurbishing and releasing aircraft for member charters." For each period presented, quantify for us the pre-operating costs, as follows:

- Costs related specifically to pandemic related delays in FAA certifications of aircraft, and
- Costs related to vendor delays in refurbishing and releasing aircraft for member charters.

Please explain to us the nature of your vendor relationships, what specific services are provided under these vendor arrangements, and why these costs continue to represent a significant portion of your post pandemic operating costs. For example, we note that pre-operating costs represented approximately 6% of total operating expenses for the six months ended June 30, 2023.

On page 175 you state, "Pre-operating costs include all expenses pertaining to chartered aircraft before they have been certified to charter members or are generating revenue through operations. These costs include pre-revenue maintenance, conformity costs to meet regulatory requirements and other costs incurred related to new routes and charter services." It appears the pre-operating costs are necessary for the aircraft to enter service, recognize charter flight revenue from charters that you arrange for your members, and are integral to your expansion plans to enter various new markets. Absent further substantial analysis, it appears the pre-operating costs that are unrelated to the pandemic are vital to your operations and growth strategy, and represent normal, recurring, cash operating expenses necessary to operate your business.

Comparison of Stockholder Rights, page 215

11.   We note your response to prior comment 39. It does not appear that the descriptions of your exclusive forum provision on pages 213 and 222 are consistent with the exclusive forum provision set forth in Article IX of your proposed amended charter. Please revise.

Exhibits

12.   We note your response to prior comment 41. Please file your lease agreement for your terminal and office space in Scottsdale, Arizona, or tell us why such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In addition, please file each agreement required to be filed under Item 601(b)(10)(ii)(A) with respect to contracts to which directors, officers or security holders named in the registration statement are parties.

Please contact Robert Babula at 202-551-3339 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alex Weniger-Araujo